Exhibit 99.1

RADCOM Announces $20 Million Share Repurchase Program

TEL AVIV, Israel – September 17, 2026 – RADCOM Ltd. (Nasdaq: RDCM) (“RADCOM” or the “Company”), a leading provider of AI-driven network intelligence and service assurance solutions for telecom operators, today announced that its Board of Directors has authorized a share repurchase program of up to $20 million of the Company’s ordinary shares. The program is expected to remain in effect for up to 18 months.

The program reflects the Board’s and management’s confidence in RADCOM’s long-term growth strategy, strong financial position, and intrinsic value, while enabling RADCOM to return capital to shareholders and continue investing in its growth initiatives.

Benny Eppstein, Chief Executive Officer of RADCOM, said: “We are confident in RADCOM’s prospects, and believe repurchasing our shares is a compelling use of capital. With a strong balance sheet and no debt, we can return capital to shareholders while continuing to invest in the AI-native innovation that drives our business.”

Repurchases may be made from time to time at management’s discretion in open market or privately negotiated transactions, including under Rule 10b5-1 plans, as permitted by applicable law. The program does not obligate the Company to repurchase any specific number of shares and may be modified, suspended, or discontinued at any time.

Pursuant to Regulation 7C of the Companies Regulations (Relief for Companies whose Securities are Listed for Trade on a Stock Exchange Outside of Israel), 5760-2000, the Company’s creditors may object to the share repurchase program within 30 days of the publication of this notice. Repurchases will not commence until that 30-day period ends. For further information, you may contact the Company’s legal counsel: legal@radcom.com.

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For all investor inquiries, please contact:

Investor Relations:

Rob Fink or Joey Delahoussaye

FNK IR

rdcm@fnkir.com

646-809-4048 / 312-809-1087

Company Contact:

Hod Cohen

CFO

+972-3-645-5055

hod.cohen@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is a leading provider of advanced, intelligent assurance solutions with integrated AI Operations (AIOps) capabilities. Its flagship platform, RADCOM ACE, harnesses AI-driven analytics and generative AI (GenAI) to improve customer experiences. From lab testing to full-scale deployment, RADCOM utilizes cutting-edge networking technologies to capture and analyze real-time data. Its advanced 5G portfolio delivers end-to-end network observability, from the radio access network (RAN) to the core.

Designed to be open, vendor-neutral, and cloud-agnostic, RADCOM’s solutions drive next-generation network automation, optimization, and efficiency. By leveraging AI-powered intelligence, RADCOM reduces operational costs, enables predictive customer insights, and seamlessly integrates with business support systems (BSS), operations support systems (OSS), and service management platforms. Offering a complete, real-time view of mobile and fixed networks, RADCOM empowers telecom operators to ensure exceptional service quality, enhance user experiences, and build customer-centric networks.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “believe,” “may,” “might,” “potential,” “anticipate,” “plan,” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its share repurchase program, including the expected 18-month duration, amount, manner of repurchases and funding; the expected use of Rule 10b5-1 plans to facilitate repurchases; the Company’s growth strategy, prospects and financial position; the view that RADCOM’s current share price does not reflect its intrinsic value; and the intention to return capital to shareholders while continuing to invest in growth initiatives, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Company to differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include changes in general economic and business conditions; a decline in demand for the Company’s products; the inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on prices resulting from competition; the Company’s ability to execute its growth strategy; market conditions affecting the share repurchase program; and the effects of the conflict in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.